UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71190

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonebridge Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 Shipyard Way, Suite F
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	Eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC
(Name – if individual, state last, first, and middle name)

2121 Avenue of Stars, suite 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

0915/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Bradley Barlow, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonebridge Capital Partners, LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Bradley Barlow

Title: Chief Compliance Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stonebridge Capital Partners, LLC

Annual Audit Report

Year Ended June 30, 2026

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Stonebridge Capital Partners, LLC

Table of Contents

DCPA
2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067
424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Stonebridge Capital Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonebridge Capital Partners, LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2024.
Century City, California
August 21, 2026

Stonebridge Capital Partners, LLC

Statement of Financial Condition
June 30, 2026

Assets

Cash	$	68,567
Account receivable		248,501
Other assets		1,490
Total assets	$	318,558

Liabilities and Member's Equity

Liabilities:		
Accounts Payable	$	211
Accrued Compensation		2,660
401(K) Payable		92
Commissions payable to other Broker Dealers		217,438
Total liabilities		220,401
Member's equity		98,157
Total liabilities and member's equity	$	318,558

The accompanying notes are an integral part of these financial statement.

Stonebridge Capital Partners, LLC
Notes to Financial Statement
June 30, 2026

1. Organization and Description of Business:

Stonebridge Capital Partners, LLC (the "Company") was formed as a limited liability company in Delaware on September 15, 2023. The Company is a wholly owned subsidiary of Argonaut, LLC (the "Parent"). Effective July 10, 2024 the Company became a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized to conduct private placement securities offerings and to supervise foreign broker-dealers in accordance with SEC Rule 15A-6.

Change of Business Name

Effective October 02 2025, Itinerant GPS US, LLC rebranded and renamed as Stonebridge Capital Partners, LLC. The rebranding reflects the firm's expanded services and strategic market approach. All legal obligations, registrations, and licenses remained in effect without interruption under the new name.

2. Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States (“GAAP”), as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year reported. Actual results could differ from those estimates.

Concentration of Credit Risk:
Cash include deposit accounts at a bank, with deposits insured by the FDIC up to $250,000. The Company faces potential credit risk for funds exceeding these insurance limits. To mitigate this, the Company maintains cash balances with a reputable financial institution. As of June 30, 2026, the Company's cash balances did not exceed FDIC insurance limits.

Cash and Cash Equivalents:
The Company considers all demand deposits held at banks and certain highly liquid investments with original maturities of three months or less, excluding those held for sale in the ordinary course of business, to be cash equivalents. As of June 30, 2026, the Company had no cash equivalents.

Accounts Receivable and Allowance for Expected Credit Losses:
The Company records accounts receivable at gross value, without deducting bad debts. Management conducts an annual review of trade accounts to assess collectability. No collateral is held against accounts receivable, and interest is not accrued on these receivables.

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses (ASC 326)". ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties.

2. Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Allowance for Expected Credit Losses, Continued:
The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

As of June 30, 2026, there is $248,501 of outstanding receivables from a single customer and there was no allowance for doubtful accounts recorded against them.

Income Taxes:
The Company, with the consent of its member has elected under the Internal Revenue Code to be a single member Limited Liability Company treated as a disregarded entity for both Federal and State income tax purposes.

In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal taxes existed, however, $1,100 in Local, State and Franchise Taxes have been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainly in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass- through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2023.

Revenue from contracts with customers:
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606).
Accounting Standards Codification (ASC) 606 provides businesses with universal approach to recognize income. The ASC 606 standards affect pricing and customer contracts for both private and public businesses and describe how to recognize the revenue from those contracts. The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. The Company recognizes revenue when control of the promised services is transferred to the client and in an amount that reflects the consideration expected to be received in exchange for those services.

Costs to Obtain or Fulfill a Contract with a Customer
The Company provides placement services related to capital raising activities. Revenue from placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are nonrefundable and recognized upon execution of the contract.

Consulting income received from customers are recognized at a point in time when the services are completed. For the year ended June 30, 2026, the Company earned income from one customer in a single transaction.

2. Summary of Significant Accounting Policies, Continued:

Revenue from contracts with customers:
Significant Judgements

Revenue from contracts with customers includes placement fees, retainer income, and consulting income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private placements of securities
Placement fees are recognized at a point in time when the related transaction is completed.

Fees received prior to the completion of the transaction including retainer fees and advisory fees, if any, are deferred within advance billings on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1500%. Net capital and aggregate indebtedness change day to day, but on June 30, 2026, the Company had net capital of $65,604 which was $50,911 in excess of its required net capital of $14,693, the Company's percentage of aggregate indebtedness to net capital is 335.96%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 in compliance with paragraph Footnote 74 of SEC Release No. 34-70073.The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Related Party Transactions:

The Company has an expense sharing agreement with its Parent whereby certain operational costs are allocated between the two entities. These allocations are reflected in the Statement of Operations. For the year ending June 30, 2026, the total related party fees amounted to $17,149, of which $13,149 relates to data services with the Parent and $4,000 to rent expense with a separate related party. As of June 30, 2026, the balance due to the Parent and the related party was zero. Furthermore, the lease agreement with the related party expired in December 2025, was not renewed, and no other lease was signed during the year ended June 30, 2026.

5. Recently Released Accounting Pronouncements:

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASUs”).

5. Recently Released Accounting Pronouncements, Continued:

For the year ended June 30, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6. Segment Reporting:

The Company follows ASC 280, "Segment Reporting", which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the nature of business and summary of significant accounting policies.

The segment revenue and significant expenses are included in the Company's Statement of Operations. The measurement of segment assets is reported on the Statement of Financial Condition as total assets.

7. Commitments and Contingencies:

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Employee Benefits:

The Company sponsors a 401(k) retirement plan for eligible employees, who may make pre-tax and/or Roth contributions subject to IRS limits. The Company may also provide discretionary matching contributions. During the year ended June 30, 2026, the Company made discretionary employer matching contributions of $452 included in the Company's Statement of Operations. All participant and employer matching contributions are immediately 100% vested. Employees generally become eligible after three months of service, and eligible participants age 50 and older may make catch-up contributions. Contributions are invested based on participant-directed investment elections.

9. Subsequent Events:

The Company has evaluated subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of these financial statements were available to be issued. Based upon this review, the Company has determined that there was no events which took place that would have a material impact on these financial statements.